October 14, 2016

By EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Martin James

Re:	Analogic Corporation
Form 8-K Dated September 21, 2016
Filed September 21, 2016
File No. 000-06715

Ladies and Gentlemen:

On behalf of Analogic Corporation, I am writing in response to comments contained in the letter dated September 30, 2016 from Martin James of the staff of the Securities and Exchange Commission. The responses below are keyed to the numbering of the comments and the headings used in Mr. James’ letter.

1.	In the bullets on page 1, you disclose trend information in bps for non-GAAP operating margin; however, you do not provide this information for the comparable GAAP measures. We also note that the commentary in the paragraph after the bullets is limited to non-GAAP operating margin. Please include a comparable GAAP analysis in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response

We will include the requested information in future earnings releases.

2.	In your next earnings release, please provide a substantive, and concise, discussion of how your non-GAAP measures are useful to investors. Please provide us with your proposed changes in your response letter.

Response

We will include the requested information in future earnings releases. Our proposed description is as follows:

Mr. Martin James

Use of Non-GAAP Financial Measures

We supplement our GAAP financial reporting with certain non-GAAP financial measures, including non-GAAP operating income, non-GAAP operating margin, non-GAAP other income and expense, non-GAAP net income, non-GAAP effective tax rate and non-GAAP diluted earnings per share. These measures are not presented in accordance with, nor are they a substitute for, U.S. generally accepted accounting principles, or GAAP. In addition, these measures may be different from non-GAAP measures used by other companies, limiting their usefulness for comparison purposes. The non-GAAP financial measures should not be considered in isolation from measures of financial performance prepared in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. We have included at the end of this document a reconciliation of each historical non-GAAP financial measure used in this document to the most directly comparable GAAP financial measure.

We utilize a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of our business, in making operating decisions, in forecasting and planning for future periods, and in determining payments under our compensation programs. We also believe that non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results and in comparing financial results across accounting periods and to those of other companies.

3.	You disclose that non-GAAP net income for the year ended July 31, 2015 includes a discrete tax benefit of $0.38 per share. However, we note that in the year ended July 31, 2014 you excluded a discrete tax benefit from non-GAAP net income. Please explain your basis for excluding certain discrete tax benefits but not others. See Question 100.02 and 100.03 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response

From time-to-time, we receive discrete tax benefits, the amount and timing of which is often uncertain. Our treatment of these benefits for non-GAAP purposes is dependent on the nature of the benefit.

In fiscal year 2014, we received multiple discrete tax benefits totaling approximately $12.9 million. This amount included a benefit of $8.8 million resulting from a change in the tax classification of our Canadian subsidiary. We believe that this change in tax classification was a non-recurring event that was outside the normal course of our operations. As a consequence, we excluded the $8.8 million benefit from our Non-GAAP net income for fiscal 2014.

In fiscal 2014, we received additional discrete tax benefits of approximately $4.1 million. In fiscal 2015, we received discrete tax benefits of $2.9 million. These benefits related to items such as deductions for historical currency losses in connection with our operating activities, the reinstatement of the U.S. R&D tax credit, reversals of tax reserves, and other items that we believe to be recurring tax reserve items incurred in the normal course of our operations.

Mr. Martin James

As consequence, we did not exclude these items from our Non-GAAP net income in fiscal 2014 or fiscal 2015.

We believe that the treatment of discrete tax benefits as described above allows us to better assess the ongoing performance of our business and provides investors with a clearer picture of our effective tax rate. We also used the treatment described above in determining payments under our incentive compensation programs.

4.	We note that you exclude restructuring charges from your non-GAAP measures. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response

We operate in multiple business segments that are often subject to differing business conditions and operating requirements. From time-to-time, we incur restructuring charges in connection with activities that we believe are unique or one time in nature and outside the normal course of one or more segments of our business. Examples related to our recent restructuring activities include charges incurred in connection with acquisitions, plant closings or significant changes in our manufacturing operations, and significant one-time changes in business conditions affecting our Medical Imaging, Ultrasound, and Security and Detection business segments.

We believe that excluding these charges from our non-GAAP measures allows us to better assess, and provides our investors with a clearer picture of, the ongoing performance of our business. We also exclude these charges when making operating decisions related to our business and in determining payments under our incentive compensation programs.

If you would like any additional information or have additional questions, please do not hesitate to call me at (978) 326-4000.

Very truly yours,

ANALOGIC CORPORATION

/s/

Mark T. Frost

Senior Vice President, Chief Financial Officer and Treasurer